# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Applied Digital Corporation, CIK 0001144879
CUSIP: 038169207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3811 Turtle Creek Boulevard, Suite 2100, Dallas, Texas (TX), 75219
Date of event which requires filing of this statement: 06/10/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001415889-25-015627
Filed by CIK 0001769628

## Reporting persons
- CoreWeave, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percentage in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act of 1934, as amended, and based on an aggregate total of 224,717,713 shares of the Issuer's Common Stock outstanding as of April 11, 2025, as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended February 28, 2025, filed with the Securities and Exchange Commission on April 14, 2025.

## Item 1. Issuer
Name of issuer: Applied Digital Corporation
Address of issuer's principal executive offices: 3811 Turtle Creek Boulevard, Suite 2100, Dallas, TX, 75219.

## Item 2. Person Filing
Name of person filing: CoreWeave, Inc., a Delaware corporation (the "Reporting Person")
Address of principal business office or, if none, residence:
290 West Mt. Pleasant Avenue, Suite 4100
Livingston, NJ 07039
Citizenship: The Reporting Person is incorporated in the State of Delaware, U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement on Schedule 13G, amendment number 1 (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of June 10, 2025 (the "Event Date"), the date as of which the Reporting Person became obligated to file this Statement, the Reporting Person may be deemed to directly or indirectly beneficially own no securities of the Issuer and no shares of the Issuer's Common Stock.
Percent of class:
As of the Event Date, the Reporting Person was deemed to directly or indirectly beneficially own 0.0% of the Issuer's Common Stock.

The aforementioned percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 224,717,713 shares of the Issuer's Common Stock outstanding as of April 11, 2025, as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended February 28, 2025, filed with the SEC on April 14, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CoreWeave, Inc.: /s/ Kristen McVeety, Kristen McVeety/General Counsel and Secretary (06/12/2025)